Exhibit 99.89

QUALIFICATION CERTIFICATE

To:	Alberta Securities Commission
British Columbia Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Financial and Consumer Services Commission of New Brunswick
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Service Newfoundland and Labrador
Office of the Superintendent of Securities, Prince Edward Island
Office of the Yukon Superintendent of Securities
Office of the Superintendent of Securities, Northwest Territories
Nunavut Securities Office

The undersigned hereby certifies for and on behalf of Fire & Flower Holdings Corp. (the “Corporation”) that:

1.	this certificate is delivered pursuant to section 4.1(1)(a)(ii) of National Instrument 44-101 (“NI 44- 101”);

2.	the Corporation is relying on the qualification criteria set forth in section 2.2 of NI 44-101 and section 2.2 of National Instrument 44-102 (“NI 44-102”) in order to be qualified to file a prospectus in the form of a short form base shelf prospectus;

3.	all of the qualification criteria set forth in section 2.2 of NI 44-101 and section 2.2 of NI 44-102 have been satisfied; and

4.	all of the material incorporated by reference in the preliminary short form base shelf prospectus and not previously filed is being filed with the preliminary short form base shelf prospectus.

DATED: November 19 , 2020.

FIRE & FLOWER HOLDINGS CORP.

By:	(signed) “Trevor Fencott”
Name:	Trevor Fencott
Title:	President and CEO